599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

October 13, 2017

thomas.majewski@shearman.com
(212) 848‑7182
John Ganley
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Miller/Howard High Income Equity Fund (the “Fund”)
File Nos. 333-220004 and 811‑22553
Dear Mr. Ganley:
Thank you for your comments which you conveyed to us by telephone on September 18, 2014 regarding the registration statement on Form N‑2 of the Fund filed with the Securities and Exchange Commission (“SEC”) on August 16, 2017.  Below, please find our responses to the staff’s comments.
For your convenience, your comments are numbered and presented below and each comment is followed by the Fund’s response.  To the extent that a comment affected similar disclosure elsewhere in the registration statement, the Fund has revised the other disclosure accordingly.  The section and page references that we refer to in the Fund’s responses are references to a blackline version of the pre-effective registration statement filed with the SEC on August 16, 2017 (“Pre‑Effective Registration Statement”).
Unless otherwise defined in this letter, capitalized terms have the meanings given in Pre‑Effective Registration Statement.
1.	COMMENT: Referencing the language on page 2, consider adding disclosure regarding the Fund’s strategy for buying put and call options elsewhere in the registration statement.

RESPONSE:  The Fund has added disclosure regarding the Fund’s options strategy of buying put and call options.  The new language appears in substantially the same form as the language below:

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DUBAI  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  NEW YORK
PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SAUDI ARABIA*  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.
*DR. SULTAN ALMASOUD & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

October 13, 2017

“The Fund may also buy put and call options.  The Fund will buy put and call options primarily intended to facilitate the closing of sold-options positions.  Additionally, there may be times when call options are purchased as a substitute for buying an equity.  Similarly, the Fund may purchase a put option on an existing position to limit its exposure to loss.

2.	COMMENT: Referencing the language on page 4, consider adding disclosure concerning when the Fund considers a written put option to be ‘covered’.

RESPONSE:     We refer to the language in the sections titled “Prospectus Summary – Option Strategy” which includes a paragraph that describes when the Fund considers a put option written by the Fund to be ‘covered.’  For convenience, the language is included below:
“A put option written by the Fund on a security is covered if the Fund segregates or earmarks assets determined to be liquid by the Adviser (in accordance with procedures established by the Board) equal to the exercise price…..A put option is also covered if the Fund holds a put on the same security as the put written where the exercise price of the put held is (i) equal to or greater than the exercise price of the put written, or (ii) less than the exercise price of the put written, provided the difference is maintained by the Fund in segregated or earmarked assets determined to be liquid by the Adviser as described above.”

3.	COMMENT: Referencing the language on page 4, consider revising the sentence regarding the Fund’s intention to write covered put options “on a portion of the common stock in its portfolio.”

RESPONSE:  The Fund has removed references to writing put options on the common stock in its portfolio.
4.	COMMENT: Referencing the language on page 26, consider moving the sentence “The Fund may also buy put and call options” to a new paragraph.

RESPONSE:  The sentence has been moved to a new paragraph.

5.	COMMENT: Referencing the paragraph on page 103, remove the reference to assets under advisement.

RESPONSE:  References to assets under advisement have been removed from the Pre-effective Registration Statement and so does not need additional disclosure.

6.
COMMENT:  Referencing the expense table on page 110, include the “Dividend reinvestment plan fees” of $15 within the fee table.  Also, confirm that business development companies are included in the “Acquired fund fees and expenses” calculation.

October 13, 2017

RESPONSE:  The Fund has made the requested change by including the $15 fee in the table.  We also confirm that business development companies are included in the “Acquired fund fees and expenses” calculation.

7.
COMMENT:  Confirm that a legality opinion will be filed with the next amended filing, and confirm that the fund will file an unqualified opinion of counsel in each post-effective amendment for each takedown of securities.

RESPONSE:  The Fund confirms that the proper opinions will be filed.
8.	COMMENT: Confirm that new powers of attorney will be filed with next pre-effective amendment.
RESPONSE:  We confirm that updated POAs will be filed with the next pre-effective amendment.

Should you have any questions or concerns, please do not hesitate to contact me at 212-848-7182.
Very truly yours,

/s/ Thomas M.  Majewski

Thomas M. Majewski